

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 27, 2013

<u>Via E-mail</u>
Dan H. Arnold
Chief Financial Officer
LPL Financial Holdings Inc.
75 State Street
Boston, MA 02109

   Re: LPL Financial Holdings Inc.
     Form 10-K for Fiscal Year Ended December 31, 2012
     Filed February 26, 2013
     File No. 001-34963

Dear Mr. Arnold:

  We have reviewed your filing and have the following comment.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended December 31, 2012</u>

<u>Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 71</u>

<u>Risk Management, page 73</u>

1. Please expand your risk management discussion to describe in more detail the communication channels used to report risk related information from your subsidiaries to the Risk Oversight Committee and the Board of Directors. You should address:

 • Whether you have identified triggering events that require reports/communications to the committee;

 • Whether each subsidiary has a designated risk officer; and

 • Potential challenges due to acquisition related activities, for example subsidiaries using different, potentially incompatible, technologies.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (202) 551-3675 with any questions you may have.

Sincerely,

/s/ Suzanne Hayes
Suzanne Hayes
Assistant Director